UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08029899

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
110

SEC FILE NUMBER
8 - 48848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Potomac Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 South Market Street, 4th Floor
(No. and Street)

Frederick (City) | Maryland (State) | 21701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher A. Weir | (301) 695-9229 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) | Roseland (City) | NJ (State) | 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Christopher A. Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Capital Markets, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Elizabeth A Lamb

Notary Public

6/24/08

ELIZABETH A. LAMB NOTARY PUBLIC FREDERICK COUNTY, MD

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

POTOMAC CAPITAL MARKETS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members' of
Potomac Capital Markets, LLC

We have audited the accompanying statement of financial condition of Potomac Capital Markets, LLC. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 27, 2008

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash	$	24,964
Fees receivable		1,398,303
Due from parent		295,000
Investment, at fair value		14,841
	$	1,733,108
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	592
Members' equity		1,732,516
	$	1,733,108

See accompanying notes to financial statements.

POTOMAC CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Potomac Capital Markets, LLC (the "Company") is a Maryland Limited Liability Company (LLC) organized and registered as a minimum net capital broker-dealer. The Company is a member of the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The business activities of the Company as prescribed in the membership agreement are limited to private placements of securities.

As a minimum net capital broker dealer, the Company does not hold customer securities or cash balances.

Fees Receivable and Fees Revenue

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2007, no allowance was necessary.

Fee revenues are recorded in accordance with the terms of individual agreements and, where applicable, recognized on a pro rata basis over those terms.

Valuation of Investment, at Fair Value

The Company values its investment, which is listed on a national securities exchange, at the last sales price for the year. Realized and unrealized gains and losses on investments of approximately $12,000 are included in the statement of operations.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Special payment from FINRA

Included in Other income is a special payment of $35,000 from the Financial Industry Regulatory Authority in connection with the consolidation of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers. This payment is non-recurring.

3. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $36,000, which was approximately $31,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions and commitments

Service Agreement

The Company is 99% owned by Potomac Investment Services, Inc., (PIS) a Maryland C-type corporation. PIS provided employee, office space, communication systems, and administrative services in the amount of $1,168,310 for the year ended December 31, 2007. There are no individuals which are employed directly by the Company. These services were provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement has a term of five years from March 2003 is renewable annually, and is cancelable with 30 days notice by either party at the end of the initial term.

Due from Parent

Amounts due from parent represent non-interest bearing advances from the Company to PIS which have no specific repayment terms or due dates. These amounts may be used to offset future expenses incurred under the Administration Services Agreement.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Concentration of revenue

Fees earned from three customers accounted for approximately 80% of total fees in 2007. At December 31, 2007, the entire receivable balance was due from two of these customers.

END